February 11, 2016

VIA EMAIL AND EDGAR

Mr. Terence O’Brien

Accounting Branch Chief

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Innospec, Inc.

Form 10-K for the Fiscal Year Ended December 31, 2014 filed February 17, 2015

Form 10-Q for the Fiscal Quarter Ended September 30, 2015 filed November 4, 2015

Definitive Proxy Statement on Schedule 14A filed March 20, 2015

File No. 1-13879

Dear Mr. O’Brien:

We are submitting this response to your letter dated February 2, 2016 (the “Comment Letter”) in respect of the above-referenced filings addressed to Ian Cleminson Chief Financial Officer, of Innospec Inc. (the “Corporation,” “Company,” “we,” “us” or “our”). Your response follows your original comment letter dated December 18, 2015 and our initial response dated January 18, 2016.

The responses set forth below correspond to the numbering in the Comment Letter. In addition, for ease of reference, we have reproduced your comments in the Comment Letter in bold text before each response. Where relevant, our responses below include the proposed form of new or modified disclosures to be made in our applicable future filings. Italicized text in our responses below represents proposed additional disclosure.

Form 10-K for the Fiscal Year Ended December 31, 2014

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 24

Results of Operations, page 29

1.	We note your response to prior comment 1. It is not clear how the proposed future disclosure addresses the need to communicate to investors the known trend regarding the expected decline in sales for TEL and the expected impact on future operations. Please clarify the impact on sales and gross profit from sales of TEL to the piston engine aviation market and provide a quantified analysis of these changes, as well as expected material impacts on future operations and liquidity from declines in sales to both the aviation and automotive markets. If you believe the trend is not material or otherwise believe a quantified analysis is not required under Item 303 of Regulation S-K, please provide us with an explanation, including quantified amounts.

Company Response: The sale of the TEL to the piston aviation industry does not represent a significant portion of our total revenues and is recorded within our Fuel Specialities business. The aviation industry is currently researching a replacement fuel to replace leaded fuel. While we expect that at some point in the future a replacement fuel will be identified and trialled there is no current known replacement and we cannot predict when such a replacement may become available. We therefore believe, that until a known replacement is identified and trialled or there is a change in legislation which prohibits the sale of AvTel, there will be no material impact on our business. When there is a change in our AvTel product line which results in a known material impact on our results we will disclose the circumstances and the anticipated change on our business in our Form 10-K in line with Item 303 Regulation S-K.

Beginning with our Form 10-K for the year ended December 31, 2015, we propose to revise such disclosure that was set on page 9 of our Form 10-K for the year ended December 31, 2014 as set forth in the example below:

Decline in our TEL business

The remaining sales of the Octane Additives business are now concentrated to one remaining customer. When this customer chooses to cease using TEL as an octane enhancer then the Company’s future operating income and cash flows from operating activities would be materially adversely impacted.

The sales of the AvTel product line are recorded within our Fuel Specialities business. The piston aviation industry has been and is currently researching a safe replacement fuel to replace leaded fuel. While we expect that at some point in the future a replacement fuel will be identified, trialled and supplied to the industry there is no current known replacement. In addition there is no clear timescale on the legislation of a replacement product. If a suitable product is identified and the use of leaded fuel is prohibited in piston aviation the Company’s future operating income and cash flows from operating activities would be adversely impacted.

Definitive Proxy Statement on Schedule 14A file March 20, 2015

Annual Incentives, page 23

2.	Your proposed disclosure in response to comment 5 of our letter dated December 18, 2015 continues to omit a discussion of how the targets disclosed in your CD&A, “corporate operating income (before restructuring)” and “corporate free cash flow,” were determined. Please ensure that in future filings, you disclose how these numbers are calculated from your audited financial statements. Please see Instruction 5 to Item 402(b) of Regulation S-K

Company Response: The Company will amend the disclosure to clarify how the performance measures for the MICP are determined in future Proxy Statement filings beginning with the Proxy Statement for the 2016 annual meeting as follows:

The performance measures are established by the Compensation Committee and reviewed by them each year to ensure they remain appropriate and focus on delivery of high performance while recognizing the economic and business challenges the Corporation faces. In 2015, the Compensation Committee determined that the appropriate measures were corporate operating income before restructuring, which is a measure of earnings, and corporate free cash flow, which is seen as a measure of working capital management. The metrics are set at the start of the year and approved by the Compensation Committee. Corporate operating income before restructuring is operating income adjusted to exclude certain onetime/nonrecurring restructuring costs such as severance payments from the calculations, because they are not reflective of our underlying operations for the particular period in which they are recorded and, therefore, mask our underlying operating trends. Corporate free cash flow represents corporate operating cash flow after capital expenditure and before the cash effect of restructuring. These onetime/nonrecurring items are approved by the Compensation Committee. Corporate operating income before restructuring and corporate free cash flow are non-GAAP measures. Where applicable for any NEO, the performance measures also include operating income and operating cash flow for the individual businesses. These measures were chosen as they are designed to align the NEOs with the balanced objectives of increasing earnings and improving cash flow through working capital management, which the Compensation Committee believe are key to the success of the Corporation.

If you have any additional questions or comments, please feel free to contact me directly at 00 44 151 355 3611.

/s/ Ian P. Cleminson

Ian P. Cleminson

Executive Vice-President and Chief Financial Officer

Cc: Securities and Exchange Commission – Tracey McKoy, Staff Accountant